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ISS Urges Falcone's Removal From HC2 Board | The Deal | April 24, 2020

Proxy adviser ISS backs three of six MG Capital nominees at HC2: report | Reuters | April 23, 2020

Proxy Adviser ISS Backs Three of Six MG Capital Nominees at HC2: Report |The New York Times | April 23, 2020

ISS supports partial change at HC2 | Activist Insight | April 24, 2020

MG presents detailed plan in HC2 fight | Activist Insight | April 13, 2020

MG Capital calls on HC2 to fire CEO | Activist Insight | March 30, 2020

MG seeks quicker change at HC2 with consent solicitation | Activist Insight | March 16, 2020

Activist investor makes new push for HC2 board to remove chief Falcone: letter | Reuters | March 30, 2020

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ISS Urges Falcone's Removal From HC2 Board

ISS Urges Falcone's Removal From HC2 Board

Institutional Shareholder Services Inc. has urged shareholders of HC2 Holdings Inc. (HCHC) to vote in favor of removing of Philip Falcone and two other directors from miniconglomerate's board.

The proxy advisor issued a report, obtained by The Deal April 24, that recommended investors back three of six dissident director candidates nominated by ex-Third Point LLC analyst Michael Gorzynski for HC2's six-person board.

The dissident makes a strong case that significant board change is necessary to address the company's prolonged underperformance, need to reduce and potentially refinance debt, excessive executive compensation, and a lack of credibility surrounding CEO Falcone, ISS said in its report.

Gorzynski, manager of MG Capital, is seeking to install candidates through a written consent solicitation process set to conclude on May 7. Consents for director candidates due to be tallied and delivered to the company's proxy solicitor by May 12.

The insurgent manager wants to oust Falcone from his role of CEO and push the company to focus on its core assets, including DBM Global and Continental General, while divesting other units. In addition, Gorzynski wants to become interim CEO in Falcone s stead. HC2 has business operations in construction, marine services, insurance and other sectors.

ISS said that MG Capital has presented a "compelling" case but added that it is not yet clear whether its divestiture plan is the best way forward. In addition, ISS notes that shareholders may have some reservations regarding Gorzynski s ability as interim CEO given his lack of experience as a public company executive or director.

The adviser is recommending that shareholders don t vote to install Gorzynski, one of MG Capital s candidates, as a director.

Proxy adviser ISS backs three of six MG Capital nominees at HC2: report

Svea Herbst-Bayliss

3 MIN READ

BOSTON (Reuters) - Proxy adviser Institutional Shareholder Services Inc (ISS) said on Thursday that HC2 Holdings Inc (HCHC.N) shareholders should vote for the election of three of activist investor MG Capital's six director nominees and not re-elect Chief Executive Philip Falcone to the board.

ISS backed MG Capital nominees George Brokaw, Kenneth Courtis, and Jay Newman saying their finance and investment banking expertise "would significantly enhance the board's knowledge and capabilities," according to portions of a report seen by Reuters.

ISS also said shareholders should vote to remove Falcone, a former hedge fund manager turned corporate executive, lead independent director Wayne Barr, and Robert Leffler.

MG Capital is running a consent solicitation to replace the entire board. ISS "validated our well-documented concerns about the current board, Philip Falcone and his ability to run HC2," MG's founder Michael Gorzynski said.

"We are confident stockholders will reach the conclusion that HC2's highly qualified board possesses the experience and expertise necessary to successfully execute HC2's strategic plan," the company said, adding it was pleased that ISS did not back Gorzynski.

"Given the board's failure to properly oversee the CEO as his capital structure mismanagement, reputation, and compensation continued to drive down the value of the stock, a change at the board level is warranted," the report said.

HC2 has a market capitalization of $128 million and its stock price closed up 13.58% at $2.76 on Thursday.

The recommendation, which guides how many investors will vote, says MG's nominees should have a substantial number of board seats but not a majority.

Gorzynski has been pushing for months to remove Falcone from his positions. Falcone is a former hedge fund manager whose bet against the overheated housing market earned his fund Harbinger Capital a 116% return in 2007.

ISS said it might be hard for the company to flourish with Falcone at the helm.

Earlier this year, Falcone was sued for more than $65.8 million for allegedly defaulting on loans and had his assets frozen for failing to pay lawyers. Last year HC2 was ordered by a court to withhold some of Falcone's wages to satisfy unpaid obligations.

HC2 has businesses in construction, marine services and several other sectors.

Proxy Adviser ISS Backs Three of Six MG Capital Nominees at HC2: Report

By Reuters

April 23, 2020

BOSTON — Proxy adviser Institutional Shareholder Services Inc (ISS) said on Thursday that HC2 Holdings Inc shareholders should vote for the election of three of activist investor MG Capital's six director nominees and not re-elect Chief Executive Philip Falcone to the board.

ISS backed MG Capital nominees George Brokaw, Kenneth Courtis, and Jay Newman saying their finance and investment banking expertise "would significantly enhance the board's knowledge and capabilities," according to portions of a report seen by Reuters.

ISS also said shareholders should vote to remove Falcone, a former hedge fund manager turned corporate executive, lead independent director Wayne Barr, and Robert Leffler.

MG Capital is running a consent solicitation to replace the entire board. ISS "validated our well-documented concerns about the current board, Philip Falcone and his ability to run HC2," MG's founder Michael Gorzynski said.

"We are confident stockholders will reach the conclusion that HC2's highly qualified board possesses the experience and expertise necessary to successfully execute HC2's strategic plan," the company said, adding it was pleased that ISS did not back Gorzynski.

MG Capital said it wanted to cut the company's annual costs and it wants to refocus HC2's core holdings.

"Given the board's failure to properly oversee the CEO as his capital structure mismanagement, reputation, and compensation continued to drive down the value of the stock, a change at the board level is warranted," the report said.

HC2 has a market capitalization of $128 million and its stock price closed up 13.58% at $2.76 on Thursday.

The recommendation, which guides how many investors will vote, says MG's nominees should have a substantial number of board seats but not a majority.

Gorzynski has been pushing for months to remove Falcone from his positions. Falcone is a former hedge fund manager whose bet against the overheated housing market earned his fund Harbinger Capital a 116% return in 2007.

ISS said it might be hard for the company to flourish with Falcone at the helm.

Earlier this year, Falcone was sued for more than $65.8 million for allegedly defaulting on loans and had his assets frozen for failing to pay lawyers. Last year HC2 was ordered by a court to withhold some of Falcone's wages to satisfy unpaid obligations.

HC2 has businesses in construction, marine services and several other sectors.

(Reporting by Svea Herbst-Bayliss; Editing by Sandra Maler and Diane Craft)

ISS supports partial change at HC2
Activist Insight
April 23, 2020

MG Capital Management revealed on Thursday evening that proxy adviser Institutional Shareholder Services (ISS) has backed a partial board refreshment at HC2, supporting the election of just half of the activist's six-person slate.

According to MG Capital, ISS recommended shareholders withhold votes on incumbents Philip Falcone, who is also CEO, and Robert Leffler and Wayne Barr At the same time, it advised shareholders to elect the activist's George Brokaw, Kenneth Courtis, and Jay Newman. Additionally, ISS expressed concerns with Falcone remaining at the helm as chief executive, citing "capital structure mismanagement" as well as reputational and compensation issues.

"Given the past refinancing missteps, questionable accounting decisions, and Falcone's prior litigious history, narrowing the company's NAV discount and convincing the market of management's ability to generate value for shareholders may be challenging with Falcone at the helm," ISS said in the report.

The adviser also claimed that "dissident nominees Brokaw, Courtis, and Newman offer industry and leadership expertise that would significantly enhance the board's knowledge and capabilities." Furthermore, they would "provide stewardship over the planned asset sales," given their M&A and finance experience, ISS noted.

In a separate release, MG Capital accused Philip Falcone's HC2 of misleading shareholders about the possible impact of the activist's director nominees joining its board.

MG Capital, which holds just over 6% of the stock, dismissed the company's assertion that a change in control of the board would necessarily trigger the redemption of $27 million in preferred stock. The fund is running a consent solicitation to replace HC2's entire six-member board.

"What HC2 did not disclose is that the board has the power to approve the election of our nominees and grant a waiver that would spare stockholders the risk of being wiped out," MG argued in the letter.

It also argued that the majority of HC2's independent directors have past ties to Falcone, including Avram Glazer, the co-chairman of British football club Manchester United, who was recently added to the company's director slate in an apparent move to fend off MG. Glazer holds a 6.5% stake in HC2, according to a regulatory filing, up from an earlier reported stake of 5.3%.

"These are obviously not tailwinds for Mr. Falcone, given the hundreds of millions of dollars in value that has been destroyed under his rule at HC2," the shareholder claimed.

The deadline for the ongoing consent solicitation is May 7.

MG presents detailed plan in HC2 proxy fight

MG Capital today issued a 97-page report to buttress its campaign for six board seats at Philip Falcone's HC2 Holdings.

In its report, MG, which owns around 5.7% of the company, argued that HC2 has engaged in a series of "haphazard acquisitions with an excessive amount of debt" that it feels could bankrupt the company.

It noted that since chief executive Philip Falcone joined the board in 2014, he has received $59 million in compensation while HC2 has delivered total stockholder returns of negative 35%.

They also cited a 2013 settlement Falcone reached with the Securities and Exchange Commission while serving at Harbinger Capital Partners that resulted in fines and a 5-year securities industry ban.

"In our view, HC2 was built out by Mr. Falcone to circumvent his securities industry ban and extract value on the backs of public stockholders," MG Capital wrote in the report.

The activist is seeking six board seats through a consent solicitation filed on March 13. MG Capital's managing partner Michael Gorzynski, who formerly worked for activist fund Third Point, and former Elliott Management portfolio manager Jay Newman are among the six director nominees.

HC2 has previously defended its track record and strategy, accusing MG Capital of launching an “irrational” and “unwarranted” consent solicitation to take full control of the board during the global pandemic.

HC2 gained some support from another shareholder earlier this month when 6.4% stakeholder Julian Singer disclosed that he would not vote in favor of MG Capital's candidates.

Singer noted that the recent separation of the chairman and CEO roles, which was completed when Warren Gfeller was named interim non-executive chairman on April 2, was a “positive first step,” but believes further changes are “required.”

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MG Capital calls on HC2 to fire CEO

MG Capital has urged HC2 Holdings to oust CEO Phil Falcone, saying his recent legal troubles weigh on the firm's credibility and business.

In a Monday letter to HC2 lead director Wayne Barr, MG Capital argued the firm needs to remove Falcone from both his executive and board roles to reduce the "risks associated with HC2's unstable leadership" and facilitate a constructive dialogue between the firm's independent directors and the activist regarding board refreshment and future strategy.

To strengthen its argument, MG Capital noted a March 2019 order from the Supreme Court of New York relating to $2.7 million in unpaid taxes by Falcone, which led to his wages being garnished. Moreover, the CEO faces two lawsuits seeking more than $75 million in unpaid debt, the letter highlighted.

MG Capital, a 5.3% shareholder, added that Falcone's problems come on top of the firm's accounting and compensation issues and related-party transactions, all of which have eroded stockholder value and need to be addressed quickly.

The activist criticized HC2 for paying "millions of dollars per year" to Falcone's hedge fund firm, Harbinger Capital Partners, despite the "serious misconduct" allegations brought by the U.S. Securities and Exchange Commission upon the hedge fund back in 2013.

The letter also warned against potential entrenchment tactics used by Falcone and current directors, MG Capital saying this would only "reinforce" its belief that a complete overhaul of the board is necessary.

The activist is seeking five board seats through a consent solicitation filed two weeks ago. MG Capital Managing Partner Michael Gorzynski and former Elliott Management Senior Portfolio Manager Jay Newman are among the five director nominees that the activist wants to install.

So far, HC2 has dismissed the activist's campaign. Regarding the consent solicitation, the firm said it was a "distracting and costly approach" that will hurt shareholder value. HC2 also highlighted that MG Capital rejected its numerous engagement attempts.

Shares in HC2 traded down 4% at 10:15 a.m. EDT on Monday.

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More news on MG Capital Partners (Percy Rockdale LLC) | Profile for MG Capital Partners (Percy Rockdale LLC)

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MG wants quicker change at HC2 and launches consent solicitation

13th March 2020

MG Capital has launched a consent solicitation at Phil Falcone's HC2 Holdings, in an attempt to speed up its board overhaul campaign.

MG, the activist fund run by former Third Point investment manager Michael Gorzynski, previously said it would nominate six candidates at the 2020 annual meeting but has now decided to take control over the timing of the proxy contest and filed a preliminary consent statement on Friday.

MG's choice to file a consent solicitation so close to the expected annual meeting, normally held at the beginning of June, is curious. The activist might fear HC2 will delay the shareholders' meeting, given that many events are being canceled or postponed in light of the coronavirus pandemic.

By launching a consent solicitation, MG is taking the timing into its own hands. After MG files its definitive materials, it has to deliver consents from more than 50% of shareholders within 60 days.

Consent solicitations have been an increasingly popular avenue for activists to produce changes, as this allows them to have a greater degree of control over the process as opposed to annual and special meetings. In 2019, eight consent solicitations were launched by activists, more than in the two previous years combined, according to Activist Insight's Activist Investing Annual Review 2020.

MG nominated the same six candidates to the board, including Gorzynski and former Elliott Management Senior Portfolio Manager Jay Newman. It reiterated its concerns about Falcone's tenure as chairman and CEO, saying his "hand-picked board has fostered poor governance, permitted rampant conflicts of interest, overlooked numerous regulatory issues, and failed to develop and execute a viable strategy."

Shares in HC2 have lost nearly a third of their value over the past five days, amid a selloff in global markets. The stock has tumbled more than 52% over the past two years. MG suspects the poor performance is due to weak incentives for Falcone and other executives to prioritize share price performance, noting in a recent letter seen by *Activist Insight Online* their compensation is tied to net asset value.